SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Schedules Fourth Quarter and Full Year Results Release for Thursday, March 6, 2008 dated February 12, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Schedules Fourth Quarter and Full Year Results
Release for Thursday, March 6, 2008

Tuesday February 19, 8:16 am ET

Conference Call Scheduled for March 6, 2008 at 10:00 am EDT

YAHUD, Israel, February 19 /PRNewswire-FirstCall/ -- Magal Security Systems (NASDAQ GM: MAGS; TASE: MAGS), announced today that it will be releasing its fourth quarter and full year 2007 results on Thursday, March 6, 2008 before the US market opens.

The Company will be hosting a conference call later that same day at 10:00 am EDT. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                       US Dial-in Number: +1-888-668-9141

                     UK Dial-in Number: +44(0)-800-917-9141

                    Israel Dial-in Number: +972(0)3-918-0609

                  International Dial-in Number: +972-3-918-0609

                                       at:

         10:00 am Eastern Daylight Time; 7:00 am Pacific Daylight Time;
                             4:00 pm Israel Time


A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-ssl.com.


About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

    Contacts:

    Company
    Magal Security Systems, Ltd
    Lian Goldstein, CFO
    Tel: +972-3-5391444
    E-mail: magalssl@trendline.co.il

    Investor Relations
    G.K. Investor Relations Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Izhar Dekel
                                                --------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  February 19, 2008